Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER UPDATES EXPLORATION ACTIVITIES AT MONTERDE GOLD-SILVER AND PERICONES SILVER PROPERTIES

May 26, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) announces that permits to drill have now been received for three new areas of mineralization discovered at the Company’s Monterde gold-silver project in Mexico, and renewed for the known deposits of Carmen, Veta Minitas and Carotare, which host all the currently defined mineral resources at Monterde. Drill results have also been received for the recent drill program conducted on the Plaza de Gallos target at Pericones.

“We are pleased to have identified three new targets in close proximity to the Carmen deposit, which hosts the largest gold-silver mineral resource at our Monterde Project,” said Gordon Cummings, President and CEO of Kimber Resources. “Now that permits are in hand, we will be able to test for extensions to the known mineral resources and test the newly discovered targets with the objective of increasing our gold-silver mineral resources. These exploration activities are being carried out in parallel to the on-going preliminary assessment for Monterde, which is nearing completion.”

Monterde Exploration Activities

During 2009, Kimber undertook a significant mapping and sampling program within a 4km radius of the Carmen deposit at Monterde in order to improve our understanding of the geology of the area and to identify prospective drill targets. The goal of this program was to explore for zones of mineralization and alteration that could be targeted for future exploration. Three areas of interest were discovered during the course of mapping which are Veta Verde, Veta Norte and Veta 0409.

Kimber is considering a small diamond drill program, totaling 2,000m to 3,000m, to drill test these new targets once the rainy season ends during August 2010.

Veta Verde

The Veta Verde structure lies approximately two kilometres to the northeast of the Carmen deposit and is comprised of hydrothermal breccias. Two mine workings of unknown age are located on this structure. The structure strikes north with dips of 70-80° to the west and shows the development of parallel zones up to 4 metres wide entirely hosted in felsic pyroclastic rocks similar to those hosting the Carmen deposit. Alteration consists of strongly silicified breccias with quartz associated with white clay minerals. The zone has been traced along strike for 750 metres and is best developed on a mineral claim recently acquired by Kimber. Significant values of silver were returned from surface chip sampling along the structure including; 4m grading 82g/t silver (“Ag”), 3m grading 118g/t Ag, 4m grading 250g/t Ag, 8m grading 31 g/t Ag and 6m grading 94g/t Ag.

Veta Norte

The Veta Norte structure has a northwest strike with near vertical dips and has been traced over 200 metres along strike but remains open to the southeast, where it is covered by overburden. This new structure is characterized by zones of oxidation with patches of silicification ranging from 50 cm to 3 metres in width. The first round of chip sampling of outcrop returned values ranging from 26 to 187 g/t silver. The structure appears to contain trace, but elevated, levels of barium, manganese and antimony associated with the silver, a similar association to that at the Carmen deposit.

Veta 0409

The Veta 0409 structure has a NW strike with dips of 75-80° to the SW and has been traced for 650 metres along strike. Observed widths range from 6 to 15 metres and consist of irregularly filled fissures of banded crustiform quartz and hematite. The host rock is the same as those encountered at the other two structures. A total of 140 channel samples were collected and returned anomalous values in silver including 4m grading 43g/t Ag, 4m grading 27g/t Ag and 6m grading 16g/t Ag, all associated with anomalous values in lead and zinc.

Carmen, Veta Minitas and Carotare Resource Expansion

In tandem with completing the preliminary assessment on the known mineral resources at Monterde, Kimber’s technical staff and consultants are also reviewing the potential to expand the current mineral resources at the existing deposits of Carmen, Veta Minitas and Carotare through additional drilling.

Pericones update

Kimber recently completed a 2,190m drill program on its 100% owned Pericones Project. The program consisted of 16 core holes targeted on the Plaza de Gallos structure. The holes were designed to intersect a 3 metres wide silicified structure hosted in andesite and carbonaceous shale. Highlights of the results of the drilling are provided in the table below:

Drill Hole	From (metres)	To (metres)	Width (metres)	Weighted Average silver	Weighted Average gold
PG-D02	80.17	83.25	3.08	29.5 g/t Ag	0.037 g/t Au
including	81.39	82.30	0.91	77.0 g/t Ag	0.053 g/t Au
PG-G03	60.10	62.36	2.26	20.0 g/t Ag	0.128 g/t Au
and	67.69	71.03	3.34	32.3 g/t Ag	0.046 g/t Au
including	69.94	71.03	1.09	77.1 g/t Ag	0.053 g/t Au
PG-H05	128.77	131.20	2.43	37.8 gt Ag	0.099 g/t Au
PG-K08	117.89	121.47	3.58	23.0 g/t Ag	0.037 g/t Au
PG-R14	117.40	122.75	5.35	7.5 g/t Ag	0.215 g/t Au

Analyses of the drill results by Kimber staff indicate that the intersected zones are geochemically similar to the previously released adit samples but are lacking in the silver-bearing base metal sulphides that characterized the adit samples. Kimber has outlined three additional, untested areas of mineralization on the Pericones property which will be evaluated in the coming months.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three deposits with gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now seeking to complete a preliminary economic assessment of the Monterde deposits. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 160 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde and Pericones projects being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde and Pericones projects) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.